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15026395

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-33222

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 01/01/14 and ending 12/31/14

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Bolton Global Capital, Inc.

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
579 Main Street
(No. and Street)

Bolton (City) MA (State) 01740 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Eugene Hayes (978) 779-5361
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

6601 N. Avondale Avenue, Suite 200
(No. and Street)

Chicago (City) Illinois (State) 60631 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 21 2015
16 REGISTRATIONS BRANCH

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

03 5/21/15

OATH OR AFFIRMATION

I, **Eugene Hayes**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Bolton Global Capital, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

SAMANTHA GARCEAU
Notary Public
Massachusetts
Commission Expires Jul 2, 2015

Signature

Chief Financial Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption Report.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAMANTHA GARCEAU
Notary Public
Massachusetts
Commission Expires Jul 2, 2015

BOLTON GLOBAL CAPITAL, INC.

INDEX

DeMarco
Sciaccotta
Wilkens &
Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors of
Bolton Global Capital, Inc.

We have audited the accompanying statement of financial condition of Bolton Global Capital, Inc. (the Company) as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Bolton Global Capital, Inc. as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

The statement of financial condition of Bolton Global Capital, Inc. as of December 31, 2013, was audited by other auditors whose report dated February 19, 2014, expressed an unmodified opinion on this statement.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Chicago, Illinois
February 19, 2015

Phone: 708.489.1680 Fax: 847.750.0490 | dscpagroup.com
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
6601 N. Avondale Avenue, Suite 200 | Chicago, IL 60631

BOLTON GLOBAL CAPITAL, INC.

STATEMENTS OF FINANCIAL CONDITION

As of December 31, 2014 and 2013

	2014	2013
Assets:		
Current Assets:		
Cash and cash equivalents	$ 2,127,988	$ 2,008,501
Receivables from clearing broker	16,000	20,110
Receivable from related party	604	0
Receivables from others	62,041	18,438
Notes receivable	227,000	9,333
Other Investments	52,500	0
Deferred charges	78,785	49,534
Total Current Assets	2,564,919	2,105,916
Fixed assets, net	56,257	107,207
Cash - clearing deposit	114,999	114,988
Notes receivable - non-current	300,278	15,556
Deposits - non-current	116,180	116,181
Total Assets	$ 3,152,633	$ 2,459,848
Liabilities and Stockholder's Equity:		
Current Liabilities:		
Accounts payable and accrued expenses	$ 313,064	$ 242,196
Accounts payable - related party	73,543	20,283
Commissions payable - registered representatives	740,534	815,892
Deferred revenue	90,348	41,223
Accrued income taxes	15,000	0
Commissions payable - related party	22,956	1,254
Total Current Liabilities	1,255,445	1,120,848
Stockholder's Equity:		
Common stock, no par; 1,250 shares authorized, 796 shares outstanding	4,820	4,820
Retained earnings	1,892,368	1,334,180
Total Stockholder's Equity	1,897,188	1,339,000
Total Liabilities and Stockholder's Equity	$ 3,152,633	$ 2,459,848

The accompanying notes are an integral part of these financial statements.

Note 1. Nature of Business and Summary of Significant Accounting Policies

NATURE OF BUSINESS

Bolton Global Capital, Inc. (the Company) is located in Bolton, Massachusetts. The Company is a full service registered broker-dealer in securities, and conducts business on a fully-disclosed basis over a network of independent financial advisors across the United States of America. The Company offers services in stocks, bonds, options, mutual funds, variable annuities, and other securities to its investment clients. The Company is registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority (FINRA), and the Securities Investors Protection Corporation (SIPC).

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Recognition of Income
Commissions earned on securities transactions and related income and expenses are recorded on a settlement date basis, an industry standard.

Concentration of Credit Risk
The Company maintains a cash balance at a Bolton, MA bank. At times during the years ended December 31, 2014 and 2013, balances on deposit exceeded Federal Deposit Insurance Corporation insured limits.

Allowance for Doubtful Accounts
Management believes that accounts and notes receivable are fully collectible; thus, an allowance for doubtful accounts was not considered necessary at December 31, 2014 or at December 31, 2013.

Note 1. Summary of Significant Accounting Policies - continued

Management Fees
The Company pays monthly management fees to Bolton Capital Group, Inc., a related corporation wholly-owned by the sole shareholder of the Company, under a management contract (See Related Party Transactions, Note 5). The fees provide compensation for supervisory responsibilities, and for any operational and overhead expenses incurred. These fees, in addition to the expenses incurred by Bolton Capital Group, Inc. in connection with the Company's broker-dealer business, shall include 100% of the Company's first $100,000 in pre-tax profit, 50% of the next pre-tax profits below $400,000, and 25% of any pre-tax profit over $400,000. In 2014, the management fees above $200,000 have been waived.

Fair Value of Assets and Liabilities
Fair value is defined as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly fashion between market participants at the measurement date. Fair value measurement accounting guidance describes the fair value hierarchy for disclosing assets and liabilities measured at fair value based on the inputs used to value them. The guidance defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements. The three levels of the fair value hierarchy, based on the objectivity of the inputs, are as follows:

- Level 1 inputs are quoted prices in active markets as of the measurement date for identical assets or liabilities that the Company has the ability to access.

- Level 2 inputs are those other than quoted prices in active markets that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active.

- Level 3 inputs are those that are unobservable, including situations where there is little, if any, market activity for the asset or liability.

Note 1. Summary of Significant Accounting Policies - continued

Fair Value of Assets and Liabilities Not Recorded at Fair Value

Certain of the Company's assets and liabilities, including cash and cash equivalents, accounts and notes receivable from clearing brokers and others, accounts and commissions payable, deferred revenue, and other accrued taxes and expenses, are recorded at amounts that approximate fair value because they are short-term in nature.

Income Taxes - Federal

The Company has elected, by consent of its stockholder, to be taxed under the provisions of Subchapter S of the Internal Revenue Code, beginning January 1, 2008. Under those provisions, the Company does not pay Federal corporate income taxes. Instead, the stockholder is liable for individual income taxes on his share of the Company's taxable income.

Uncertainty in Income Taxes

Generally accepted accounting principles require the Company to evaluate and disclose any uncertain tax positions that could have an effect on the financial statements. At December 31, 2014 and 2013, the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained upon examination by the applicable tax authorities. The Company files tax returns in the United States Federal and Massachusetts state jurisdictions. These returns are generally subject to examination by the tax authorities for a period of three years after filing. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2011.

Depreciation

Depreciation is provided for on a straight-line basis using the estimated useful lives of the related assets. The Company's fixed assets at December 31, 2014, and at December 31, 2013, were comprised of computer and office equipment with estimated useful lives of three years, and leasehold improvements with estimated useful lives of 77 months (See Fixed Assets, Note 3).

Advertising

The Company expenses advertising costs as incurred. Advertising expense amounted to $339 and $19,163 for the years ended December 31, 2014 and 2013, respectively.

Note 1. Summary of Significant Accounting Policies – continued

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual amounts could differ from those estimates.

Concentration of Credit Risk

The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Rent Expense

The company records rent expense on the straight-line basis over the term of the lease. The difference between rent expense recorded and amount paid is credited to accounts payable and accrued expenses.

Note 2. Cash – Clearing Deposit

This account represents a clearing deposit required by its clearing brokerage firm, Pershing, LLC. Interest earned on such deposits can be drawn upon by the Company.

Note 3. Fixed Assets

The Company's fixed assets consisted of:

	2014	2013
Computer and office equipment	$ 310,078	$ 294,360
Leasehold improvements	57,662	57,662
Less accumulated depreciation	(311,483)	(244,815)
Fixed assets, net	$ 56,257	$ 107,207

Depreciation expense for the years ended December 31, 2014 and 2013 was $66,669 and $78,566, respectively.

Note 4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). This rule requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital, as defined by Rule 15c3-1, shall not exceed 15 to 1.

The Company, at December 31, 2014 and at December 31, 2013, had net capital of $1,012,773 and $990,687, respectively, which was $912,773 and $890,687, respectively, in excess of its required net capital.

Note 5. Related Party Transactions

The Company incurred approximately $121,000 and $102,000 in commission expenses during 2014 and 2013, respectively, to its sole shareholder.

In addition, the Company shares facilities, equipment, and operational resources with Bolton Capital Group, Inc., a related entity wholly owned by its sole shareholder (See Management Fees, Note 1). Supervisory and overhead costs incurred under this arrangement totaled approximately $2,862,000 and $2,969,000 for the years ended December 31, 2014 and 2013, respectively.

The Company currently leases office space used as its main headquarters, and certain other property, located in Bolton, MA, as a tenant-at-will from an entity in which its sole shareholder has a beneficial interest. The lease was terminated effective February 28, 2014. Rent expense was $22,000 and $132,000 for the years ended December 31, 2014 and 2013, respectively. Effective March 1, 2014, Bolton Capital Group, Inc. rented this office on behalf of the Company. The Company incurred this expense as part of the management fees noted above.

Note 6. Contingent Liabilities

The Company is contingently liable to indemnify Pershing, LLC for any failure by customers to maintain an adequate margin, to deliver securities sold, to pay for securities purchased, or for any other breach of obligation by customers. Margin balances in customers' accounts averaged approximately $11,426,057 and $8,827,575 at December 31, 2014 and 2013, respectively.

Note 7. Economic Dependency

As part of an agreement with Pershing, LLC, the Company introduces customer accounts and clears general securities transactions through Pershing, LLC.

Note 8. Income Taxes

The components of income tax expense, for the years ended December 31, 2014 and 2013, respectively, are as follows:

	2014	2013
Federal	$ -0-	$ -0-
State	37,804	8,254
Provision for income taxes	$ 37,804	$ 8,254

State corporate income taxes are required of Massachusetts S corporations with gross revenues over $9 million, at an income tax rate of 2.80% and 2.75% in 2014 and 2013, respectively. The Company was subject to this level of S corporation state tax for 2014 and 2013.

Note 9. Focus (Form X-17A-5) Report

A copy of the Company's most recent, annually audited Focus Form X-17A-5 Report (December 31, 2014) is available for examination at the principal office of the firm and at the regional office of the Securities and Exchange Commission.

See independent auditors' report.

Note 10. Exempt Provisions Under Rule 15c3-3

The Company claims an exemption from Securities and Exchange Commission Rule 15c3-3(k)(2)(ii), as an introducing broker or dealer who clears all transactions for customers on a fully disclosed basis with a clearing broker or dealer, which carries all the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to Rule 17a-3 and 17a-4, as are customarily made by a clearing broker or dealer.

Note 11. Business Concentrations

The Company had approximately 100 financial advisor affiliations at times during 2014 and 2013, respectively. Six of those advisors were responsible for approximately 45% of the Company's commission volume during each of the years ended December 31, 2014 and 2013.

Note 12. Lease Commitment

In February 2011, the Company entered into an agreement to lease office space in Miami, Florida, to be used by certain affiliated independent registered representatives, beginning in July 2011. The operating lease's initial term is 66 months through December 31, 2016. The lease was amended in April 2013 to add additional space effective February 2014 and December 2014, respectively. The term of the amended lease is 77 months through June 30, 2020 and calls for annual rent increases of approximately 3%. Rent expense for this lease for the years ended December 31, 2014 and 2013 was $238,897 and $199,300, respectively. For the months of January through December 2015, the company will receive a total of $56,400 as part of a sublease arrangement.

Note 12. Lease Commitment – continued

Minimum future lease payments required under the lease agreement in effect at December 31, 2014 are as follows:

Year Ending December 31,	
2015	339,140
2016	357,466
2017	367,685
2018	378,745
2019	390,080
2020	167,400
Total	$2,000,516

Note 13. Subsequent Events

Management has evaluated subsequent events through February 19, 2015, the date that the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.

Note 14. Contingencies

During 2014 and 2013, the Company was involved in various claims and lawsuits, arising in the normal course of business. Management believes that any financial responsibilities that may be incurred in the ultimate resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.

FOR PUBLIC INSPECTION

BOLTON GLOBAL CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2014